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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Photronics, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

719405102
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This filing is being made pursuant to Rule 13d-1(b) with respect to Fore Research & Management, LP, Matthew Li, LLC and Matthew Li, and is being made pursuant to Rule 13d-1(c) with respect to Fore Convertible Master Fund, Ltd., Fore Convertible Intermediate Fund, Ltd. and Fore Offshore Fund, Ltd.

CUSIP No	719405102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fore Research & Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,623,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,623,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,623,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.73%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No	719405102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fore Convertible Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,404,505

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,404,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,404,505

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.23%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	719405102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fore Convertible Intermediate Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,404,505

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,404,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,404,505

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.23%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	719405102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fore Convertible Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,404,505

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,404,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,404,505

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.23%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	719405102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew Li, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,623,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,623,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,623,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.73%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	719405102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew Li

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,623,074

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,623,074

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,623,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.73%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No		719405102

Item 1.	(a).	Name of Issuer:

		Photronics, Inc.

(b).	Address of Issuer's Principal Executive Offices:
7451 NW Evergreen Pkwy. Hillsboro, Oregon 97124

Item 2.	(a).	Name of Person Filing:
Fore Research & Management, LP Fore Convertible Master Fund, Ltd. Fore Convertible Intermediate Fund, Ltd. Fore Convertible Offshore Fund, Ltd. Matthew Li, LLC Matthew Li

(b).	Address of Principal Business Office, or if None, Residence:

Fore Research & Management, LP
280 Park Avenue
43rd Floor
New York, New York 10017

Fore Convertible Master Fund, Ltd.
c/o Walkers SPV Limited
Walkers House, Mary Street
P.O. Box 908 GT, George Town
Grand Cayman
Cayman Islands

Fore Convertible Intermediate Fund, Ltd.
c/o Walkers SPV Limited
Walkers House, Mary Street
P.O. Box 908 GT, George Town
Grand Cayman
Cayman Islands

Fore Convertible Offshore Fund, Ltd.
c/o Walkers SPV Limited
Walkers House, Mary Street
P.O. Box 908 GT, George Town
Grand Cayman
Cayman Islands

Matthew Li, LLC
c/o Fore Research & Management, LP
280 Park Avenue
43rd Floor
New York, New York 10017

Matthew Li
c/o Fore Research & Management, LP
280 Park Avenue
43rd Floor
New York, New York 10017

(c).	Citizenship:

Fore Research & Management, LP – Delaware limited partnership
Fore Convertible Master Fund, Ltd. – Cayman Islands exempted company
Fore Convertible Intermediate Fund, Ltd. – Cayman Islands exempted company
Fore Convertible Offshore Fund, Ltd. – Cayman Islands exempted company
Matthew Li, LLC - Delaware limited liability company
Matthew Li – United States citizen

(d).	Title of Class of Securities:

Common Stock, $.01 Par Value

(e).	CUSIP Number:

719405102

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);**

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);**

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Fore Research & Management, LP: 1,623,074
Fore Convertible Master Fund, Ltd.: 1,404,505
Fore Convertible Intermediate Fund, Ltd.: 1,404,505
Fore Convertible Offshore Fund, Ltd.: 1,404,505
Matthew Li, LLC: 1,623,074
Matthew Li: 1,623,074

(b)	Percent of class:

Fore Research & Management, LP: 3.73%
Fore Convertible Master Fund, Ltd.: 3.23%
Fore Convertible Intermediate Fund, Ltd.: 3.23%
Fore Convertible Offshore Fund, Ltd.: 3.23%
Matthew Li, LLC: 3.73%
Matthew Li: 3.73%

(c)	Number of shares as to which Fore Research & Management, LP has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,623,074	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,623,074	.

Number of shares as to which Fore Convertible Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,404,505	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,404,505	.

     Number of shares as to which Fore Convertible Intermediate Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,404,505	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,404,505	.

Number of shares as to which Fore Convertible Offshore Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,404,505	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,404,505	.

                               Number of shares as to which Matthew Li, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,623,074	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,623,074	.

                            Number of shares as to which Matthew Li has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,623,074	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,623,074	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2008
Date

FORE RESEARCH & MANAGEMENT, LP By: Matthew Li, LLC, its general partner

By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

FORE CONVERTIBLE MASTER FUND, LTD. By: Fore Research & Management, LP, its investment manager By: Matthew Li, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

FORE CONVERTIBLE INTERMEDIATE FUND, LTD. By: Fore Research & Management, LP, its investment manager By: Matthew Li, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

FORE CONVERTIBLE OFFSHORE FUND, LTD. By: Fore Research & Management, LP, its investment manager By: Matthew Li, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

MATTHEW LI, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

MATTHEW LI
/s/ Matthew Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Amendment 2 to Schedule 13G dated June 30, 2008 relating to the Common Stock, $.01 par value of Photronics, Inc. shall be filed on behalf of the undersigned.

June 30, 2008
Date

FORE RESEARCH & MANAGEMENT, LP By: Matthew Li, LLC, its general partner

By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

FORE CONVERTIBLE MASTER FUND, LTD. By: Fore Research & Management, LP, its investment manager By: Matthew Li, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

FORE CONVERTIBLE INTERMEDIATE FUND, LTD. By: Fore Research & Management, LP, its investment manager By: Matthew Li, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

FORE CONVERTIBLE OFFSHORE FUND, LTD. By: Fore Research & Management, LP, its investment manager By: Matthew Li, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

MATTHEW LI, LLC
By: /s/ Matthew Li
Name: Matthew Li
Title: Managing Member

MATTHEW LI
/s/ Matthew Li

SK 22169 0006 891982